Exhibit 99.1

PRESS RELEASE

TRIPLE P REPORTS

•             ACQUISITION OF A MAJORITY STAKE IN ES@S BELGIUM

•             RESULTS OF SECOND QUARTER TO BE REPORTED IN SEPTEMBER TO REFLECT CONSOLIDATION OF ES@S

July 7, 2005 - Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP), announced that it increased its holding in E-Services @ Solutions N.V. (“ES@S”) as of June 30, 2005 from 41.0% to 70.5%.

ES@S provides ICT Infrastructure Services and Managed Services. The company realized net revenue of EUR 3.4 million in 2004. Triple P acquired its initial interest of 41.0% in 2002.

Mr. Khaleghi Yazdi, CEO of Triple P, commented “This is a strategic investment in the Belgian market for Triple P. The management of ES@S has proven to be able to successfully provide ICT services to large and medium sized companies.”

Managing Director Mr. Robert Decant of ES@S added, “Our successes in recent years were built on the confidence of the market, our employees and our investor Triple P. The increased interest of Triple P in our company will result in even closer cooperation between the two companies and will enable ES@S to enhance our ICT service portfolio for existing and new customers.”

Since ES@S’s results will be consolidated in the books of Triple P as of June 30, 2005, Triple P announced that it intends to report its second quarter results on September 1, 2005.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results.  The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations, including potential financing plans and the impact of restructuring plans.  Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements.  Actual results may differ materially due to a number of factors which include, but are not limited to:  overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; the total amount of severance and other costs needed to complete the Company’s restructuring plans and fierce competition.  For a more thorough discussion of these risks and uncertainties, see the Company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Contact

Triple P NV

PO-box 245

4130 EE Vianen

The Netherlands

Phone:  + 31 347 353650

Fax:      + 31 347 353666

e-Mail: persbericht@triple-p.nl

www.triple-p.nl

© Triple P 2005